Via Facsimile and U.S. Mail
Mail Stop 6010

August 13, 2008

Mr. Michael J. Peninger
Interim Chief Financial Officer
Assurant Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York   10005

Re: Assurant Inc.
**   Form 10-K for Fiscal Year Ended December 31, 2007**
**   Filed on March 3, 2008**
**   File No. 001-31978**

Dear Mr. Peninger:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Joel Parker
      Accounting Branch Chief